Piper Jaffray & Co. 800 Nicollet Mall Minneapolis, Minnesota 55402	Leerink Partners LLC 299 Park Avenue, 21st Floor New York, NY 10171

June 15, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Invuity, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-203505)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters (the “Underwriters”), hereby join in the request of Invuity, Inc. with respect to the effective time of the above-referenced Post-Effective Amendment No. 1 to Registration Statement so that it will become effective Monday, June 15, 2015, at 9:30 a.m. Eastern Time, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that, during the period from June 1, 2015 to the date of this letter, we have effected approximately the following distribution of copies of the preliminary prospectus, dated June 1, 2015:

To Whom Distributed	Number of Copies
Institutions, Brokers and Others	3670

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

PIPER JAFFRAY & CO.
LEERINK PARTNERS LLC on behalf of themselves and as representatives of the Underwriters

PIPER JAFFRAY & CO.

By:	/s/ Christie L. Christina
Name:	Christie L. Christina
Title:	Managing Director
Piper Jaffray & Co.

LEERINK PARTNERS LLC

By:	/s/ Jed Cohen
Name:	Jed Cohen
Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]